This Form CB contains 11 pages, including all exhibits.



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM CB

### TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |



Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.

(Name of Subject Company)



N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd. : June 13, 2005
Cimeo Precision Co., Ltd. : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

(a)

| Attachment | Description |
| --- | --- |
| A | English Translation of the Notice of the Resolution of the Shareholders' Meeting of Cimeo Precision Co., Ltd., dated June 24, 2005. |

(b) Not applicable.

### Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara
Name: Makoto Umehara
Title: President & CEO
Date: June 27, 2005

6

# Attachment A

**Note to U.S. Residents**

This notice of the resolution of the shareholders' meeting is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

24 June, 2005

To Shareholders

Konosuke Imai, President & CEO
Cimeo Precision Co., Ltd.
4107-5, Oaza Miyota, Miyotamachi, Kitasakugun
Nagano

**Notice of Resolution at 71st Ordinary General Meeting of Shareholders**

Dear Sir or Madam,

We would like to inform you of the reports and resolutions made at the 71st Ordinary General Meeting of Shareholders of Cimeo Precision Co., Ltd. which was held today.

Yours faithfully

Details:

**Reports:**

1. Operating report, consolidated balance sheet and consolidated statement of income, and report of independent certified public accountants and corporate auditors' report on consolidated financial statements for the 71st term (year from 1 April 2004 through 31 March 2005)
2. Balance sheet and statement of income for the 71st term (year from 1 April 2004 through 31 March 2005)
   They were reported.

**Resolutions:**

**Proposals:**

1. Approval for proposed appropriation of earnings for the 71st term
   It was approved and passed as proposed. It was resolved that the dividend be ¥ 2.50 per share.

2. Partial amendment of the Articles of Incorporation
   It was approved and passed as proposed.
   The details of the proposed amendment are as follows:
   The trade name of the Company was proposed to be changed to "CITIZEN FINE TECH CO., LTD." for the purpose of clarifying the Company being a member of Citizen Group

and better understanding the Company's activities as well as making good use of the high credibility of "Citizen" and Citizen brand in the markets. Necessary changes were made in order to effect such change on 1 October 2005.

3. Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd.

   It was approved and passed as proposed.

   The execution of the stock-for-stock exchange agreement under which the stock-for-stock exchange ratio between Citizen and the Company shall be 1:0.97 was approved. As a result thereof, the Company shall be a wholly owned subsidiary of Citizen Watch Co., Ltd. as of 1 October 2005.

4. Election of 5 Directors

   It was approved and passed as proposed. Konosuke Imai, Toshikazu Yamaura, Katsuo Nakajima, Yasuteru Kakegawa and Shigeyuki Gomi were elected and all 5 of them assumed the office as Directors.

5. Election of 1 Corporate Auditor

   It was approved and passed as proposed. Junichi Tsuruta was elected and assumed the office as Corporate Auditor.

   Junichi Tsuruta is the external auditor specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Pursuant to the resolution of the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the Directors elected at such Ordinary General Meeting of Shareholders were elected as President & CEO and Executive Managing Director as below and each of them assumed his office.

| | |
|---|---|
| President & CEO | Konosuke Imai |
| Executive Managing Director | Toshikazu Yamaura |

Pursuant to mutual election of the Meeting of the Board of Corporate Auditors held after this Ordinary General Meeting of Shareholders, Junichi Tsuruta was elected and assumed the office as Full-time Corporate Auditor.

**Payment of Dividends**

Pursuant to the resolution of this Ordinary General Meeting of Shareholders, the dividends (¥ 2.50 per share) for the 71st term will be paid.

1. For those shareholders who designated transfer of dividends to their bank account, please check upon the designated bank account shown on the enclosed "Statement of Dividends for the 71st term" and "Account for Transfer of Dividends."

2. For those shareholders who did not designate transfer of dividends to their bank account, please read the description on the back of the enclosed "Receipt of Dividends for the 71st term" and receive the payment of the dividends for the 71st term at the nearest bank during the period from Monday 27 June 2005 through Wednesday 27 July 2005.